Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-41995 of Halifax Corporation and subsidiaries on Form S-8 pertaining to the Halifax Corporation 1994 Key Employee Stock Option Plan and Non-Employee Directors Stock Option Plan of our report dated June 14, 2004 (June 23, 2006 as to the effects of discontinued operations described in Note 12) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective April 1, 2002), with respect to the consolidated statements of operations, stockholders’ equity (deficit), and cash flows and financial statement schedule for the year ended March 31, 2004 appearing in the Annual Report on Form 10-K of Halifax Corporation and subsidiaries for the year ended March 31, 2006.
/s/ Deloitte & Touche LLP
McLean, Virginia
June 12, 2007